1ST BCCW CAPITAL CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014

	Common Stock	Add'l Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2014	$ 10	$ 93,236	$ (80,821)	$ 12,425
Contributions to Capital	-	-	-	-
Net Income/(Loss) December 31, 2014	-	-	(1,532)	(1,532)
Balance December 31, 2014	$ 10	$ 93,236	$ (82,353)	$ 10,893
Contributions to Capital	-	18,000	-	18,000
Payments to Stockholders	-	(3,600)	-	(3,600)
Net Income / (Loss) December 31, 2015	-	-	(11,283)	-
Balance December 31, 2015	$ 10	$ 107,636	$ (93,636)	$ 14,010

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements